FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the resolutions passed at the first extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on March 13, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT
2013 FIRST EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolutions passed at the EGM convened on 12 March 2013.

Reference is made to the notice of meeting of 2013 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 26 January 2013.

The EGM was held at 9:00 a.m. on 12 March 2013 at Huangeng Building, 6 Fuxingmennei Street,  Xicheng  District,  Beijing,  the  People’s  Republic  of  China.  As  entrusted  by  Mr. Cao Peixi, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (i.e. 20 February 2013), there were totally   14,055,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 11,132,530,896 shares of the Company, representing 79.20% of the total shares of the Company, were present at the EGM.

According  to  the  Rules  Governing  the  Listing  of  Securities  on  The  Stock  Exchange  of Hong Kong Limited (the “Listing Rules”), connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by resolution 2 to be considered at the EGM) holding an aggregate of 7,215,223,560 shares of the Company, representing 51.33% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on resolution 2 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

SPECIAL RESOLUTION

1.	The “Resolution regarding the Amendments to the Articles of Association” was considered and approved.

11,127,408,178  shares,  representing  approximately  99.96%  of  the  total  number  of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for and 1,981,118 shares voted against.

ORDINARY RESOLUTION

2.
The “Resolution regarding the 2013 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof was considered and approved.

3,913,220,946 shares, representing approximately 99.92% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 991,670 shares voted against.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
13 March 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     March 13, 2013